UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Meet Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58513U101

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58513U101		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,004,690

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,004,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.63%

14.	Type of Reporting Person IA; OO

CUSIP No. 58513U101		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,004,690

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,004,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.63%

14.	Type of Reporting Person HC; OO

CUSIP No. 58513U101		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,004,690

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,004,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.63%

14.	Type of Reporting Person HC; OO

CUSIP No. 58513U101		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,004,690

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,004,690

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,004,690

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.63%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

                This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”) with the SEC on March 19, 2020, (as amended by this Amendment, the “Schedule 13D”).

                Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.                PURPOSE OF TRANSACTION

On March 20, 2020, the Reporting Persons received a notice from the Company directing the Reporting Persons’ attention to a section 382 Tax Benefit Preservation Plan (the “Tax Benefit Plan”) that was adopted by the Company’s Board of Directors which was included in the Company Form 8-K filed with the SEC on October 4.2019.  Under the Tax Benefit Plan, certain rights issued thereunder (the “Rights”) become exercisable if a person acquires beneficial ownership of 4.99% (the “Ownership Threshold”) or more of the Shares.  However, the Company further explained that if the Shares were acquired in excess of the Ownership Threshold inadvertently without actual knowledge of the consequences of such beneficial ownership under the Tax Benefit Plan and the Reporting Persons certify to the Company that within ten (10) business days of the certification the beneficial ownership of the Shares will be reduced to less than 4.99% of the issued and outstanding Shares, the Reporting Persons would avoid being deemed “Acquiring Persons” under the Tax Benefit Plan and the Rights from becoming exercisable.

On April 2, 2020, the Reporting Persons certified to the Company that in becoming the beneficial owner in excess of the Ownership Threshold, the Reporting Persons (i) were not aware of the existence of the Tax Benefit Plan, (ii) had no intention to cause a Triggering Event (as such term is defined in the Tax Benefit Plan) or the Rights to become exercisable, and (iii) had no actual knowledge of the consequences of such beneficial ownership under the Tax Benefit Plan  The Reporting Persons confirmed that they would reduce their beneficial ownership of the Shares to less than 4.99% of the issued and outstanding Shares within ten (10) business days of the certification.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-K filed on March 12, 2020 that 71,088,853 Shares were issued and outstanding as of March 6, 2020.

(a)           As of April 8, 2020, each of the Reporting Persons may have been deemed to have beneficial ownership of 4,004,690 Shares, which consisted of (i) 87,257 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,041,525 Shares held for the benefit of PRA Master Fund, (iii) 1,517,484 Shares held for the benefit of Constellation Fund; (iv) 128,834 Shares held for the benefit of Systematic Master Fund and (v) 229,590 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.63% of the Shares.

(b)           As of Aril 8, 2020, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 4,004,690 Shares, which consisted of (i) 87,257 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 2,041,525 Shares held for the benefit of PRA Master Fund, (iii) 1,517,484 Shares held for the benefit of Constellation Fund; (iv) 128,834 Shares held for the benefit of Systematic Master Fund and (v) 229,590 Shares held for the benefit of the ICAV, and all such Shares represented beneficial ownership of approximately 5.63% of the Shares.

(c)           Except as set forth on Schedule A attached hereto, the Funds had no transactions in the Shares since the filing of the 13D on March 19, 2020 of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Otherwise described above in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Letter from The Meet Group to the Reporting Persons regarding Schedule 13D, filed on March 19, 2020

99.2	Response to the Letter from the Reporting Persons to The Meet Group regarding Schedule 13D, filed on March 19, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 9, 2020

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
3/19/2020	20,203	4.97779	(3)
3/20/2020	20,133	5.31022	(4)
3/23/2020	7,769	5.45628	(5)
3/24/2020	8,113	5.64729	(6)
3/25/2020	7,922	5.62763	(7)
3/26/2020	7,922	5.67678	(8)
3/27/2020	7,843	5.68335	(9)
3/30/2020	19,410	5.70599	(10)
3/31/2020	19,410	5.85916	(11)
4/1/2020	145,863	5.71821	(12)
4/2/2020	152,663	5.83925	(13)
4/3/2020	135,971	5.90217	(14)
4/6/2020	127,853	5.97979	(15)
4/7/2020	324,908	5.99919	(16)
4/8/2020	240,000	6.00204	(17)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $4.97779 per share, at prices ranging from $4.692 to $5.166 per share.

(4) Reflects a weighted average purchase price of $5.31022 per share, at prices ranging from $5.080 to $5.450 per share.

(5) Reflects a weighted average purchase price of $5.54628 per share, at prices ranging from $5.260 to $5.630 per share.

(6) Reflects a weighted average purchase price of $5.64729 per share, at prices ranging from $5.540 to $5.750 per share.

(7) Reflects a weighted average purchase price of $5.62763 per share, at prices ranging from $5.530 to $5.690 per share.

(8) Reflects a weighted average purchase price of $5.67678 per share, at prices ranging from $5.530 to $5.790 per share.

(9) Reflects a weighted average purchase price of $5.68335 per share, at prices ranging from $5.620 to $5.740 per share.

(10) Reflects a weighted average purchase price of $5.70599 per share, at prices ranging from $5.530 to $5.800 per share.

(11) Reflects a weighted average purchase price of $5.85916 per share, at prices ranging from $5.750 to $5.960 per share.

(12) Reflects a weighted average purchase price of $5.71821 per share, at prices ranging from $5.620 to $5.82 per share.

(13) Reflects a weighted average purchase price of $5.83925 per share, at prices ranging from $5.730 to $5.90 per share.

(14) Reflects a weighted average purchase price of $5.90217 per share, at prices ranging from $5.850 to $5.955 per share.

(15) Reflects a weighted average purchase price of $5.97979 per share, at prices ranging from $5.920 to $6.020 per share.

(16) Reflects a weighted average purchase price of $5.99919 per share, at prices ranging from $5.950 to $6.060 per share.

(17) Reflects a weighted average purchase price of $6.00204 per share, at prices ranging from $5.960 to $6.040 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter from The Meet Group to the Reporting Persons regarding Schedule 13D, filed on March 19, 2020

99.2	Response to the Letter from the Reporting Persons to The Meet Group regarding Schedule 13D, filed on March 19, 2020